Mail Stop 0407

      							December 13, 2004

Via U.S. Mail and Fax
Mr. Randy L. Pearce
Executive Vice President
Chief Financial and Administrative Officer
Regis Corporation
7201 Metro Boulevard
Edina, MN 55439

	RE:	Regis Corporation
      Form 10-K for the fiscal year ended June 30, 2004
		Filed September 17, 2004

Form 10-Q for the quarter ended September 30, 2004
		File No. 0-11230

Dear Mr. Pearce:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Income Statement, page 49

1. In accordance with Rule 5-03 of Regulation S-X, revise your consolidated statement of operations so that product sales related to
Company-owned salons and product sales related to Franchise revenues are combined into one line item.

Note 1 - Business Description and Summary of Significant
Accounting
Policies

   Recent Accounting Pronouncements, page 56

2. You indicate that franchise entities are not within the scope of this interpretation because they are businesses as defined by FIN 46(R). However, paragraph 4h of FIN 46(R) states four conditions that may exist which would disallow an entity from being excluded from the provisions of FIN 46(R) because the entity is a business. For the cases in which you had a financing agreement with the franchisee, explain to us in detail how you determined that none of the four conditions of paragraph 4h existed and provide us with the evaluation that you prepared (as disclosed on page 56). When preparing your response, please address how you considered within your evaluation the following franchisee relationships:
* On page 66, you indicate within your Future Minimum Lease Payments table that you have reimbursable franchisee leases
* On page 66, you disclose that the Company is the guarantor on certain equipment lease agreements between the franchisee and leasing companies.
* On page 68, you indicate that the Company has a franchise stock purchase plan available to substantially all franchisee employees.

Note 3 - Acquisitions, page 60

3. You indicate that the majority of the purchase price of your acquisitions is accounted for as goodwill rather than identifiable intangible assets, which stems from the value associated with the walk-in customer base of the acquired hair salon brand. Explain to us how you determined that the value of the walk-in customer base should be allocated to goodwill rather than either the hair salon brand or the lease agreements that allow the salons to operate in the particular locations. Refer to SFAS 141, which states that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights. Paragraph A14 of SFAS 141 lists tradenames (brand names) and lease agreements as intangible assets that meet the contractual-legal criterion which require that they be recognized apart from goodwill. Also note the observations of the FASB Board in paragraphs B172 and B173.



Note 11- Segment Information, page 72

4. Explain to us how you determined that your franchise business
and
your company-owned salons business are not separate operating segments. Refer to paragraph 10 of SFAS 131 for guidance. If you have determined that they are separate operating segments and have aggregated them into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Form 10-Q for the period ended September 30, 2004

5. Please comply with all of the above comments as applicable.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Washecka, Staff Accountant, at (202)
824-
5569 or Robert S. Littlepage, Jr., Accounting Branch Chief, at
(202)
942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. Randy L. Pearce
Regis Corporation
December 13, 2004
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